                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ________________

                                Amendment No. 2
                                      to
                                SCHEDULE 14D-9

                 (AS AMENDED AND RESTATED AT JANUARY 6, 1998)

                Solicitation/Recommendation Statement Pursuant
                          to Section 14(d)(4) of the
                        Securities Exchange Act of 1934
                               ________________

                              SAFETY-KLEEN CORP.
                           (Name of Subject Company)


                              SAFETY-KLEEN CORP.
                     (Names of Person(s) Filing Statement)

                    Common Stock, Par Value $0.10 Per Share
            (Including the Associated Common Share Purchase Rights)
                        (Title of Class of Securities)

                                   786484105
                     (CUSIP Number of Class of Securities)

                              DONALD W. BRINCKMAN
                     Chairman And Chief Executive Officer
                               One Brinckman Way
                          Elgin, Illinois  60123-7857
                                (847) 697-8460

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) filing Statement)

                               ________________

                                With a copy to:
                            DENNIS N. NEWMAN, ESQ.
                         Sonnenschein Nath & Rosenthal
                                  Sears Tower
                           Chicago, Illinois  60606
                                (312) 876-8000

                                 INTRODUCTION

     Safety-Kleen Corp. ("Safety-Kleen") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, as amended and restated at January 6, 1998 and amended on January 9, 1998 (as amended, the "Schedule 14D-9"), with respect to the exchange offer made by LES Acquisition, Inc., a wholly-owned subsidiary of Laidlaw Environmental Services, Inc., for all of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

Item 8.  Additional Information to be Furnished.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

     On January 9, 1998, Safety-Kleen issued a press release, a copy of which is attached hereto as Exhibit 23 and is incorporated herein by reference, announcing that a preliminary estimate of votes at a special meeting of shareholders indicated that shareholders have approved a proposal under a provision of Wisconsin law to permit LLE to vote with one vote per share all Shares held or acquired by LLE or its subsidiaries. The foregoing summary description is qualified in its entirety by reference to Exhibit 23.

Item 9.  Materials to be Filed as Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     Exhibit 23 Press Release issued by Safety-Kleen Corp., dated January 9,
               1998.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         SAFETY-KLEEN CORP.



                         By:  /s/  Donald W. Brinckman
                            -------------------------------------------------
                                Name: Donald W. Brinckman
                                Title: Chairman and Chief Executive Officer

Dated: January 9, 1998

                                 EXHIBIT INDEX

     Except as noted below, the following Exhibits have been previously filed in connection with this Statement.

Exhibit No.                                 Description
-----------         ------------------------------------------------------------
Exhibit 1           Excerpts from Safety-Kleen's Proxy Statement, dated March
                    28, 1997, relating to Safety-Kleen's 1997 Annual Meeting of
                    Shareholders.

Exhibit 2           Share Ownership of Certain Beneficial Owners and Management.

Exhibit 3 Agreement and Plan of Merger, dated as of November 20, 1997, by and among SK Parent Corp., SK Acquisition Corp. and Safety-Kleen Corp.

Exhibit 4           Form of Change of Control Severance Agreement.

Exhibit 5           Letter to Shareholders of Safety-Kleen, dated January 6,
                    1998.

Exhibit 6           Press Release issued by Safety-Kleen Corp., dated December
                    22, 1997.

Exhibit 7 Text of September 24, 1997 letter from Laidlaw Environmental Services, Inc.

Exhibit 8 Text of November 4, 1997 letter from Laidlaw Environmental Services, Inc.

Exhibit 9 Text of November 13, 1997 letter from Laidlaw Environmental Services, Inc.

Exhibit 10 Complaint filed by Safety-Kleen Corp. v. Laidlaw Environmental Services, Inc. (dated November 17, 1997, United States District Court for the Northern District of Illinois Eastern Division)

Exhibit 11          Opinion of William Blair & Company L.L.C., dated November
                    20, 1997

Exhibit 12 Text of November 20, 1997 letter from Laidlaw Environmental Services, Inc.

Exhibit 13 Verified Answer, Affirmative Defenses, and Counterclaim filed by Laidlaw Environmental Services, Inc. v. Safety-Kleen Corp., et. al. (dated November 24, 1997, United States District Court for the Northern District of Illinois Eastern Division)

Exhibit 14          Opinion of William Blair & Company L.L.C., dated December
                    20, 1997

Exhibit No.                                 Description
-----------         ------------------------------------------------------------

Exhibit 15          Complaint filed by William Steiner against Donald W.
                    Brinckman, et al. (dated November 4, 1997, Circuit Court of Cook County, Illinois County Department, Chancery Division).

Exhibit 16 Complaint filed by Josh Kaplan against Donald W. Brinckman, et al. (dated November 5, 1997, Circuit Court of Cook County, Illinois County Department, Chancery Division).

Exhibit 17 Complaint filed by Gershon Knoll against Richard T. Farmer, et al. (dated November 5, 1997, Circuit Court of Cook County, Illinois County Department, Chancery Division).

Exhibit 18 Complaint filed by Larry Hanon against Safety-Kleen Corp. et al., (dated November 5, 1997, Circuit Court of Cook County, Illinois County Department, Chancery Division).

Exhibit 19 Complaint filed by Robin Fernhoff against Safety-Kleen Corp., et al. (dated November 6, 1997, Circuit Court of Cook County, Illinois County Department, Chancery Division).

Exhibit 20 Complaint filed by Epstein Family Trust against Safety-Kleen Corp., et al. (dated November 12, 1997, Circuit Court of Cook County, Illinois County Department, Chancery Division).

Exhibit 21 Complaint filed by David Steinberg against Safety-Kleen Corp., et al. (dated December 5, 1997, Circuit Court of Cook County, Illinois County Department, Chancery Division).

Exhibit 22          Press Release issued by Safety-Kleen Corp., dated January 8,
                    1998.

Exhibit 23*         Press Release issued by Safety-Kleen Corp., dated January 9,
                    1998
____________________

  *Filed herewith.